May 1, 2013

Reid S. Hooper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Broadview Networks Holdings, Inc. Registration Statement on Form S-1 (File No. 333-187629)

Dear Mr. Hooper:

On behalf of Broadview Networks Holdings, Inc. (the “Company”), and following discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth below is the Company’s response to the oral comments of the Staff pertaining to the Company’s Registration Statement on Form S-1 (File No. 333-187629) filed on March 29, 2013 (the “Registration Statement”), in respect of $128,839,500 in aggregate principal amount of the Company’s 10.5% Senior Secured Notes due 2017 (the “Notes”). On behalf of the Company, we submitted to the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) on April 30, 2013, which contains changes made in response to the Staff’s oral comments. To facilitate your review, we have marked the Amendment to reflect such changes. References to page numbers below pertain to the page numbers in the marked version of the Amendment that was submitted.

The Company has revised the Registration Statement on pages 8 and 116 to comply with the Staff’s oral comment regarding the status of the indenture governing the Notes, and the indenture trustee, under the Trust Indenture Act of 1939, as amended.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8529 with any further questions or comments.

Very truly yours,

/s/ John DeSisto
John DeSisto

Enclosures

cc:	Michael K. Robinson, President and Chief Executive Officer
Cristopher Greer, Esq.